
July 26, 2013

Via E-Mail
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

Re: **China BAK Battery, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2012
       Filed December 31, 2012
       Form 10-Q for the Quarterly Period Ended March 31, 2013
       Filed May 20, 2013
       Amendment No. 1 to Form 10-Q for Quarterly Period Ended March 31, 2013
       Filed July 15, 2013
       File No. 001-32898

Dear Mr. Li:

We have reviewed your response letter dated July 16, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements

Note 4. Inventories, page F-12

1.   We note your response to prior comment 4. From your statements of cash flows and the tables presenting your analysis of the provision for obsolete inventories included in your filings, we note that you recorded reversals of the provision for obsolete inventories in each period.

   - Please describe to us in detail the transactions that resulted in your reversing previous inventory obsolescence charges.
   - To the extent such charges relate to the sale of previously written down inventory, provide a quantified example using journal entries, showing how such sales result in the reversal.
   - Tell us how your accounting is consistent with SAB Topic 5BB.
   - Tell us the gross amounts of such reversals of provision for obsolete inventories recorded in fiscal 2011, 2012 and in each of the quarters in the period ended June 30, 2013.

2.   We note from the proposed revised disclosure submitted in response to comment 6 in your letter dated June 13, 2013 that the amounts for the statement of cash flow captions "provisions for obsolete inventories" and "inventories" changed from the amounts previously presented for the years ended September 30, 2012 and 2011, respectively. Please explain to us the reasons for the change.

3.   Please reconcile for us the write-downs of obsolete inventories of $9,702,373 and $4,517,357 in the years ended September 30, 2012 and 2011, respectively, noted in the revised disclosure included in your response to comment 6 in your letter dated June 13, 2013, to the amounts previously reported in your Form 10-K.

4.   Your statement of cash flows for the six months ended March 31, 2013 in your Form 10-Q for the period then ended reflects a provision for obsolete inventories of $25,795,764. After deducting the provision you recorded in the 2013 second quarter of $5.8 million, it would appear that your statement of cash flows now reflects a provision of $19.9 million for the three months ended December 31, 2013, which is different from the recovery of $710,827 previously reported for the period. Please explain your reasons for the change.

5.   Otherwise, explain to us how the write-down of obsolete inventories of $19,985,972 indicated in your response to comment 15 in your letter dated June 13, 2013 was reflected in your statement of cash flow, and in the table showing the analysis of the provision for obsolete inventories of page F-13 of your Form 10-Q for the period ended December 31, 2012.

Xiangqian Li
China BAK Battery, Inc.
July 26, 2012
Page 3

6.   Specifically address whether these changes result from a correction of your previous
        accounting for obsolete inventory write-downs. Discuss your conclusion that the changes
        should not be labeled and reported as a restatement, along with the disclosures required
        by ASC 250-10-50 (formerly SFAS 154) in amendments to the respective documents.

Exhibit 31.1 and Exhibit 32.1

7.   We note that the amendment filed in response to prior comment 7 did not include the
        entire filing as requested in our prior comment. Please file another amendment to include
        the entire filing and the signed and dated certifications. Refer to Item 601(B)(31) and
        (32) of Regulation S-K and Rule 13a-14(a) and (b) or Rule 15d-14(a) and (b).

        You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief
Accountant, at (202) 551-3604 if you have questions regarding comments on the financial
statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey
Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not
hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant